Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

This filing relates to a proposed business combination between Cardiac Science, Inc. (“Cardiac Science”) and Quinton Cardiology Systems, Inc. (“Quinton”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Cardiac Science, Quinton, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation and Heart Acquisition Corporation.

Where to Find Additional Information about the Merger

Under the terms of the Merger Agreement, the parties have formed Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into Newco. Newco has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time the company, or its representatives, have made or may make forward looking statements orally or in writing. The words “estimate,”“potential,”“intended,”“expect,”“anticipate,”“believe,” and similar expressions or words are intended to identify forward looking statements. Cardiac Science has based these forward-looking statements on current expectations, assumptions, estimates and projections. While Cardiac Science believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in Cardiac Science’s Form 10-K for the year ended December 31, 2004, subsequent quarterly filings, and other documents filed by Cardiac Science with the Securities and Exchange Commission. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Cardiac Science does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Today's Orange County business briefs

Wednesday, June 15, 2005

Cardiac Science

Merger process gets speedup

Irvine-based Cardiac Science and Bothell, Wash.-based Quinton Cardiology Systems, which announced in February that they will merge, announced Tuesday that the U.S. government has granted early termination of a waiting period related to the proposed merger.

Cardiac Science, which makes automatic defibrillators that deliver electric shocks to revive victims of cardiac arrest, said in February that it will merge with Quinton to form a new company with market capitalization of $413 million and annual revenue between $170 million and $180 million.

The headquarters of the new company, to be called Cardiac Science Corp., will be in Bothell. John R. Hinson, chief executive of Quinton, will become CEO of the new company. Raymond Cohen, Cardiac Science's CEO, will be chairman of the board.

Cohen said he expected the number of O.C. jobs to shrink from 75 to roughly 60 to 65. Cardiac Science's sales and marketing will move to Lake Forest, where its research and development is now housed and will remain.